UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016	Commission File Number 001-33439
JET METAL CORP.

(Translation of registrant’s name into English)

Suite 1240, 1140 West Pender St., Vancouver, B.C.  Canada  V6E 4G1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐          No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

EXHIBIT INDEX

Exhibit	Description of Exhibit
99-1	Condensed Interim Consolidated Financial Statements for the nine months ended January 31, 2016
99-2	Management Discussion and Analysis for the nine months ended January 31, 2016
99-3	Form 52-109FV2 Certification of Interim Filings from the CEO
99-4	Form 52-109FV2 Certification of Interim Filings from the CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JET METAL CORP.
By:
/s/ Sheila Paine
Sheila Paine
Date: March 23, 2016		Corporate Secretary